Mail Stop 4561

May 8, 2008

Mr. Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
44 Hersha Drive,
Harrisburg, PA 17102

      Re: Hersha Hospitality Trust
              Form 10-K for the year ended December 31, 2007
              File No. 1-14765

Dear Mr. Parikh:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief